

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

September 10, 2025

Christina Zamarro
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron , Ohio 44316

> **Re: The Goodyear Tire & Rubber Company**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2025**
> **File No. 001-01927**

Dear Christina Zamarro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2025
Notes to Consolidated Financial Statements
Note 16. Revision of Previously Issued Financial Statements, page 33

1. We note your disclosure that you identified and corrected immaterial errors related to your historical presentation of your foreign operations in Turkey. Please tell us further details of the error, including, but not limited to, a discussion of who identified the error, when, and how, and whether it was the result of any control deficiency. In your response ensure you include a thorough discussion and description of the control deficiency to the extent one was identified, the Company's evaluation of whether it was a control deficiency, significant deficiency, or material weakness, and any remediation plans. To the extent the Company concluded there was not a control deficiency, tell us why.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing